SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34962; File No. 812-15181

KKR Real Estate Select Trust Inc., et al.

July 18, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: KKR Real Estate Select Trust Inc., KKR Registered Advisor LLC, Kohlberg Kravis Roberts & Co. L.P., KKR Real Estate Finance Manager LLC, KREST Operating Partnership L.P., KKR Asia Property Partners SCSp, KKR Property Partners Americas L.P., KKR Property Partners Americas (EEA) SCSp, KKR Property Partners Europe (EUR) SCSp, KKR Property Partners Europe GER (EUR) SCSp. KKR Real Estate Partners Americas II L.P., KKR Real Estate Partners Americas II SBS L.P., KKR Real Estate Partners Americas III SCSp, KKR Real Estate Partners Americas IV SCSp, KKR Real Estate Partners Europe II (USD) SCSp, KKR Real Estate Partners Europe II (EUR) SCSp, KKR Real Estate Partners Europe III (USD) SCSp, KKR Real Estate Partners Europe III (EUR) SCSp, KKR Asia Real Estate Partners SCSp, KKR Asia Real Estate Partners II SCSp, KKR Real Estate Finance Trust Inc., KKR Real Estate Stabilized Credit Partners L.P.; KKR Real Estate Credit Opportunity Partners II L.P., KKR Real Estate Credit Opportunity

Partners II (Offshore) L.P., KKR Real Estate Credit Opportunity Partners III L.P., KKR Opportunistic Real Estate Credit Fund II L.P., KKR Opportunistic Real Estate Credit Fund II SCSp, MCS Corporate Lending LLC, and Merchant Capital Solutions LLC.

Filing Dates: The application was filed on November 27, 2020, and amended on February 16, 2021, August 12, 2022, January 13, 2023, and June 5, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on August 14, 2023 and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: complianceny@kkr.com, rajib.chanda@stblaw.com, bwells@stblaw.com and nathan.somogie@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' fourth amended and restated application, dated June 5, 2023,

which may be obtained via the Commission's website by searching for the file number at the top of

this document, or for an Applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.